希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

04 FEB 11 AM 7:21

Our Ref : SEC/PPL/HYSAN-USSEC/L049-04vc
Your Ref :

30 January 2004

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi[redacted]
Mail Stop 3-7
Washington D.C. 20549

04012736

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Announcement dated 29 January 2004
- resignation of Director

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam
Assistant Company Secretary

04 FEB 11 AM 7:21

South China Morning Post (Business)
30 January 2004

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITD

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

Announcement

Hysan Development Company Limited announces that Mr. Michael C.K. Moy has resigned as Chief Financial Officer and Director of the Group effective 28 January 2004. The Board would like to thank Mr. Moy for his contribution to the Group.

Michael T.H. Lee, Managing Director, will be overseeing Group finance function in the meantime. Announcement of a successor will be made shortly.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 29 January 2004